VIA EDGAR

May 21, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention: SiSi Cheng and Martin James

Re:	Masterbrand, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K filed on February 26, 2024
File No. 001-41545

Ladies and Gentlemen:

In your letter dated May 13, 2024, (the “Comment Letter”), you requested that Masterbrand, Inc. (the “Company”) respond to your comments within ten business days or advise when it would provide a response.  As discussed by telephone, the Company requests a ten business day extension, to June 11, 2024, to respond to the Comment Letter.  Thank you for your consideration.  Please do not hesitate to contact me at 1-877-622-4782 if you have any questions.

Sincerely,

/s/ Andrea Simon
Andrea Simon
Executive Vice President and
Chief Financial Officer
Masterbrand, Inc.